Exhibit 3.1

JAGUAR HEALTH, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES R CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned, Lisa A. Conte and Carol R. Lizak, do hereby certify that:

1. They are the Chief Executive Officer/President and Chief Financial Officer, respectively, of Jaguar Health, Inc., a Delaware corporation (the “Corporation”).

2. The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of 4,475,074 shares, $0.0001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock, par value $0.0001 per share, of the Corporation and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF SERIES R CONVERTIBLE PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Closing Price” means the Nasdaq official closing price (as reflected on Nasdaq.com). If the Common Stock is not traded on the Nasdaq on a given date, the closing price of the Common Stock on such date means the closing sale price as reported in the composite transactions for the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a United States securities exchange or automated quotation system, the last quoted bid price for the Common Stock in the over-the-counter market as reported by OTC Markets Group Inc. or any similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by an independent financial advisor retained by the Corporation for such purpose.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Conversion” shall have the meaning set forth in Section 6(a).

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Ratio” for each share of Series R Preferred Stock shall be 5 (Five) shares of Common Stock, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Original Issue Date.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series R Preferred Stock in accordance with the terms hereof.

“Deemed Liquidation Event” shall have the meaning set forth in Section 5.

“Delaware Courts” shall have the meaning set forth in Section 8(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Holder” shall have the meaning given such term in Section 2.

“Liquidation Preference” shall have the meaning set forth in Section 5(a)(i).

“Maximum Percentage” means 19.99% of the number of shares of Common Stock outstanding on such date (including for such purpose the shares of Common Stock issuable upon such issuance). For purposes of calculating the Maximum Percentage, beneficial ownership of Common Stock will be determined pursuant to Section 13(d) of the Exchange Act.

“Original Issue Date” means the date of the first issuance of any shares of the Series R Preferred Stock regardless of the number of transfers of any particular shares of Series R Preferred Stock.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Preferred Stock” means the Series P Preferred Stock, the Series Q Preferred Stock and any other series of preferred stock issued by the Corporation that, by its terms, ranks senior to the rights of the Series R Preferred Stock with respect to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

“Series P Preferred Stock” means the Series P Non-Convertible Preferred Stock, par value $0.0001 per share, of the Corporation.

“Series Q Preferred Stock” means the Series Q Perpetual Preferred Stock, par value $0.0001 per share, of the Corporation.

“Series R Preferred Stock” shall have the meaning set forth in Section 2.

“Share Delivery Date” shall have the meaning set forth in Section 6(c)(i).

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB, OTCQX or OTCID (or any successors to any of the foregoing).

“Transfer Agent” means Equiniti Trust Company, LLC, the current transfer agent of the Corporation with a mailing address of 28 Liberty Street, Floor 53, New York, NY 10005 and an electronic mailing address of helpast@equiniti.com, and any successor transfer agent of the Corporation.

Section 2. Designation, Amount and Par Value. This series of preferred stock shall be designated as Series R Convertible Preferred Stock (the “Series R Preferred Stock”) and the number of shares so designated shall be 2,325,000 (Two million Three Hundred Twenty-Five Thousand) (each holder of the Series R Preferred Stock a “Holder” and collectively, the “Holders”). Each share of Series R Preferred Stock shall have a par value of $0.0001 per share. The Series R Preferred Stock will initially be issued in book-entry form through The Depository Trust Company (“DTC”).

No fractional shares of Series R Preferred Stock or scrip representing fractional shares of Series R Preferred Stock shall be issued. In lieu of any fractional shares to which a Holder would otherwise be entitled to receive, the Corporation shall round up to the nearest whole share of Series R Preferred Stock. No cash, property, or other consideration shall be paid or delivered by the Corporation in lieu of any fractional shares.

Section 3. Dividends. Holders will not be entitled to receive any dividends on shares of Series R Preferred Stock.

Section 4. Voting Rights. Except as otherwise provided herein or as otherwise required by law, the Series R Preferred Stock shall have no voting rights. For any matter in which the Holders are entitled to vote, such Holders shall be entitled to one vote per share of Series R Preferred Stock.

Section 5. Liquidation Event.

(a) Payments to Holders of Series R Preferred Stock.

(i)

Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, following payment in full of the liquidation preference payable out of the assets of the Corporation to any series of Senior Preferred Stock and before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of Common Stock, and subject to the rights of the Corporation’s depositors or other creditors, each Holder shall be entitled to receive, in respect of each share of Series R Preferred Stock held by such Holder, an amount equal to $0.0001 (the “Liquidation Preference”). After payment in full of the Liquidation Preference to the Holders, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the Holders and the holders of Common Stock and the holders of any other class or series of stock of the Corporation entitled to participate in the distribution of the residual assets of the Corporation, with each share of Series R Preferred Stock participating on an as-converted basis.

(ii)

Deemed Liquidation Event. In the event of any Deemed Liquidation Event (as defined below), each share of Series R Preferred Stock shall be entitled to receive, in respect of each share of Series R Preferred Stock held by such Holder, the cash, securities, property or other consideration, if any, that such Holder would have been entitled to receive in such Deemed Liquidation Event had such share of Series R Preferred Stock been converted into the applicable number of shares of Common Stock immediately prior to the consummation of such Deemed Liquidation Event, subject to the Maximum Percentage limitation on Conversion set forth in Section 6.

(iii)

Ranking. With respect to any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the Series R Preferred Stock shall rank junior to the Senior Preferred Stock. Nothing in this Certificate of Designation shall be construed to grant the Series R Preferred Stock any right to receive any distribution or payment out of the assets of the Corporation before the full payment or satisfaction of all amounts then payable to the holders of the Senior Preferred Stock under their respective certificates of designation.

(b) Deemed Liquidation Events.

(i)	Definition. Each of the following events shall be considered a “Deemed Liquidation Event”:

(A)

a merger or consolidation in which the Corporation is a constituent party and in which the stockholders of the Corporation immediately prior to such merger or consolidation do not continue to hold a majority of the voting power of the Corporation or any successor entity following such merger or consolidation; or

(B)

the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(c) Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement’) provides that the consideration payable to the Series R Preferred Stock shall be allocated in accordance with Section 5(a). Notwithstanding anything to the contrary, no Holder shall have the right to require the Corporation to effect, or refrain from effecting, any Deemed Liquidation Event.

(d) Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the Holders upon any such merger, consolidation, sale, transfer, exclusive license, or other disposition shall be the cash or the value of the property, rights or securities paid or distributed to such Holders by the Corporation or the acquiring person, firm or other entity.

(e) Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the Holders is payable only upon satisfaction of contingencies (the “Additional Consideration”), the merger agreement or other agreement related to such event shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the ‘‘Initial Consideration”) shall be allocated among the Holders in accordance with Section 5(a) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the Holders upon satisfaction of such contingencies shall be allocated among the Holders in accordance with Section 5(a) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

Section 6. Conversion.

(a) Conversion. On November 2, 2026 (the “Conversion Date”), each outstanding share of Series R Preferred Stock will automatically convert into such whole number of fully paid and non-assessable Conversion Shares at the Conversion Ratio (the “Conversion”); provided, however, that in no event may Conversion Shares be issued to any Holder that would cause such Holder, together with its Affiliates, to beneficially own shares of Common Stock in excess of the Maximum Percentage immediately after giving effect to the issuance of the Conversion Shares.

(b) For any issuance of Conversion Shares that would cause a breach of the Maximum Percentage limitation set forth in this Section 6, the Corporation shall hold such Conversion Shares in abeyance for the benefit of the Holder until such time, if ever, as the Holder’s right to receive such Conversion Shares would not cause the Holder, together with its Affiliates, to beneficially own shares of Common Stock in excess of the Maximum Percentage immediately after receiving such Conversion Shares.

(c) Mechanics of Conversion

(i) Delivery of Conversion Shares Upon Conversion. Not later than the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) after the Conversion Date (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to each Holder the Conversion Shares to be issued upon the conversion of the number of shares of Series R Preferred Stock to be converted pursuant to Section 6(a). When delivering the Conversion Shares as provided herein, the Corporation shall use commercially reasonable efforts to deliver the Conversion Shares required to be delivered by the Corporation under this Section 6 through the Transfer Agent. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Corporation’s primary Trading Market with respect to the Common Stock as in effect on the Conversion Date.

(ii) No Fractional Conversion Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Series R Preferred Stock. In lieu of any fractional Conversion Shares to which a Holder would otherwise be entitled to receive upon such conversion, the Corporation shall round up to the nearest whole share of Common Stock. No cash, property, or other consideration shall be paid or delivered by the Corporation in lieu of any fractional shares.

(iii) Taxes and Expenses. The issuance of Conversion Shares on conversion of the Series R Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares.

Section 7. Reserved.

Section 8. Miscellaneous.

(a) Notices. All notices, requests and other communications to each Holder shall be in writing (including facsimile transmission or e-mail) and shall be given, at the discretion of the Corporation, either by issuing a press release, by filing a current report on Form 8-K with the Commission, or by delivering at the address of such Holder as shown on the books of the Corporation. A Holder may waive any notice required hereunder by a writing signed before or after the time required for notice or the action in question.

(b) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. The rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Certificate of Designation or any amendments thereto. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the State of Delaware (the “Delaware Courts”).

(c) Uncertificated Shares. The shares of Series R Preferred Stock shall be uncertificated.

(d) Waiver. A waiver of a breach of any provision of this Certificate of Designation consented to by the Holders of at least a majority of the outstanding shares of Series R Preferred Stock shall operate as and be construed to be a waiver by all of the Holders. Any waiver by the Corporation or Holders of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation. The failure of the Corporation or Holders to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or Holders must be in writing.

(e) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(f) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made or other obligation performed on the next succeeding Business Day.

(g) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

(h) Status of Converted Preferred Stock. Any shares of Series R Preferred Stock that are converted in accordance with the terms of this Certificate of Designation shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred as shares of Series R Preferred Stock, and shall resume the status of authorized but unissued shares of preferred stock and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series R Preferred Stock accordingly.

(i) Amendment. Notwithstanding anything to the contrary contained herein, while any shares of Series R Preferred Stock are outstanding, the Certificate of Incorporation of the Corporation shall not be amended in any manner, including by merger or consolidation, which would alter, change or repeal the powers, preferences or special rights of the Series R Preferred Stock so as to affect them materially and adversely without the affirmative vote of the Holders of at least a majority of the outstanding shares of Series R Preferred Stock, voting together as a single class.

(j) Maximum Percentage. Notwithstanding anything herein to the contrary, in no event may Conversion Shares be issued to any Holder that would cause such Holder, together with its Affiliates, to beneficially own shares of Common Stock in excess of the Maximum Percentage immediately after giving effect to the issuance of such Conversion Shares.

(k) Share Reserve; Maximum Shares. The Corporation shall reserve and keep available at all times, free of preemptive and other similar rights of stockholders, sufficient shares of authorized but unissued shares of Common Stock for the issuance of the maximum number of the Conversion Shares issuable upon conversion of all of then outstanding shares of Series R Preferred Stock. The aggregate number of Conversion Shares issuable upon conversion of the Series R Preferred Stock shall not exceed 11,625,000 (Eleven Million Six Hundred Twenty-Five Thousand) shares of Common Stock, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Original Issue Date.

(l) No Cash Settlement or Monetary Remedies. Notwithstanding anything herein to the contrary, except as otherwise provided under Section 5, under no circumstances shall the Corporation be required to, nor shall it have the right to, net-cash settle, redeem for cash, repurchase for cash, issue any cash top-off or make-whole payment, or otherwise provide monetary compensation, penalties, liquidated damages, or other cash consideration to any Holder with respect to the Series R Preferred Stock, any Conversion thereof, or any abeyance, delay or inability in issuance or delivery of the Conversion Shares.

(m) No Redemption. Notwithstanding anything herein to the contrary, no Holder shall have the right to require the Corporation to redeem, repurchase, or otherwise acquire any shares of Series R Preferred Stock for cash or other assets.

*********************

RESOLVED, FURTHER, that the chief executive officer, the president, the chief financial officer or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 2nd day of October, 2026.

/s/ Lisa A. Conte	/s/ Carol R. Lizak
Name: Lisa A. Conte	Name: Carol R. Lizak
Title: Chief Executive Officer and President	Title: Chief Financial Officer